FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a press release published by Banco de Chile in local newspapers on July 28, 2006, regarding consolidated financial statements as of June 30, 2006 and 2005.

Banco de Chile and Subsidiaries

Consolidated Financial Statements
as of June 30, 2006 and 2005

     BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30,
(Expressed in million of Chilean pesos)
________________

ASSETS	2006	2005
	MCh$	MCh$

CASH AND DUE FROM BANKS	1,002,480.6	1,254,701.7

LOANS:
Commercial loans	3,664,928.5	3,199,181.2
Foreign trade loans	677,872.8	727,106.7
Consumer loans	956,506.5	782,805.4
Mortgage loans	623,231.9	739,843.2
Leasing contracts	478,330.2	409,481.2
Contingent loans	895,279.0	655,633.9
Other outstanding loans	1,421,301.6	1,168,929.1
Past due loans	66,130.9	85,043.3

Total loans	8,783,581.4	7,768,024.0
Allowance for loan losses	(142,427.4)	(144,308.8)

Total loans, net	8,641,154.0	7,623,715.2

OTHER LOANS:
Interbank loans	-	7,822.4
Investments purchased under agreements to resell	63,982.0	30,701.1

Total other loans	63,982.0	38,523.5

TRADING SECURITIES	1,211,102.7	1,360,695.1

INVESTMENTS:
Available for sale	26,243.8	29,485.0
Held to maturity	16,397.8	18,009.0

Total investments	42,641.6	47,494.0

DERIVATIVE INSTRUMENTS	59,138.3	-

OTHER ASSETS	327,018.4	453,979.1

FIXED ASSETS:
Bank premises and equipment, net	145,864.2	141,965.2
Investments in other companies	7,425.9	7,302.5

Total fixed assets	153,290.1	149,267.7

Total assets	11,500,807.7	10,928,376.3

     BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30,
(Expressed in million of Chilean pesos)
________________

LIABILITIES AND SHAREHOLDERS’ EQUITY	2006	2005
	MCh$	MCh$
DEPOSITS AND OTHER LIABILITIES:
Current accounts	1,574,584.3	1,555,357.0
Time deposits	5,486,106.1	4,377,274.0
Other demand and time deposits	436,322.2	777,706.7
Securities sold under agreements to repurchase	264,730.5	309,176.8
Mortgage finance bonds	514,633.1	644,533.6
Contingent liabilities	896,951.1	656,186.8

Total deposits and other liabilities	9,173,327.3	8,320,234.9

BONDS ISSUED:
Bonds	326,030.5	280,442.0
Subordinated bonds	409,063.0	314,566.6

Total bonds issued	735,093.5	595,008.6

BORROWINGS FROM FINANCIAL INSTITUTIONS
AND CENTRAL BANK:
Central Bank credit lines for renegotiation of loans	1,253.5	1,645.8
Borrowings from domestic financial institutions	122,399.9	262,240.6
Foreign borrowings	472,496.6	723,364.8
Other liabilities	44,947.7	47,675.7

Total borrowings from financial institutions and
Central Bank	641,097.7	1,034,926.9

DERIVATIVE INSTRUMENTS	64,321.6	28,015.0

OTHER LIABILITIES	152,738.3	307,664.9

Total liabilities	10,766,578.4	10,285,850.3

MINORITY INTEREST	1.0	0.9

SHAREHOLDERS’ EQUITY:
Capital and reserves	634,662.6	543,845.0
Other equity accounts	(856.1)	2,138.2
Net income for the year	100,421.8	96,541.9

Total shareholders’ equity	734,228.3	642,525.1

Total liabilities and shareholders’ equity	11,500,807.7	10,928,376.3

     BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30,
(Expressed in million of Chilean pesos)
________________

	2006	2005
	MCh$	MCh$
OPERATING RESULTS:
Interest revenue	371,362.4	305,250.8
Gains from trading activities	26,948.4	19,189.3
Income from fees and other services	87,990.9	82,665.7
Other operating income	3,806.3	5,861.5

Total operating revenues	490,108.0	412,967.3
Less:
Interest expense	(169,971.8)	(128,745.1)
Losses from trading activities	(8,278.1)	(5,275.2)
Expenses from fees and other services	(19,444.3)	(15,365.1)
Loss from foreign exchange transactions	(13,841.6)	(3,218.4)
Other operating expenses	(7,939.0)	(5,663.4)

Gross margin	270,633.2	254,700.1
Personnel salaries and expenses	(76,661.4)	(76,298.2)
Administrative and other expenses	(60,028.3)	(50,645.8)
Depreciation and amortization	(9,638.4)	(9,097.4)

Net margin	124,305.1	118,658.7
Provision for loan losses	(11,769.7)	(7,607.3)

Total operating income	112,535.4	111,051.4

NON OPERATING RESULTS:
Non operating income	9,747.1	3,406.5
Non operating expenses	(7,087.6)	(5,148.3)
Equity participation in net income (loss) in investments in other
companies	718.6	437.4
Net loss from price-level restatement	(4,273.3)	(2,101.4)

Income before income taxes	111,640.2	107,645.6
Income taxes	(11,218.2)	(11,103.5)

Income after income taxes	100,422.0	96,542.1
Minority interest	(0.2)	(0.2)

Net income for the year	100,421.8	96,541.9

Héctor Hernández G.	Pablo Granifo L.
General Accounting Manager	Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2006

Banco de Chile

/S/ Pablo Granifo L.
By: Pablo Granifo Lavín General Manager